

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Thomas D. Robertson
Chief Financial Officer
Rocky Brands, Inc.
39 East Canal Street
Nelsonville , Ohio 45764

   Re: Rocky Brands, Inc.
     Form 10-K for the Year Ended December 31, 2022
     File No. 001-34382

Dear Thomas D. Robertson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing